                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of November, 2002.


                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F        X                   Form 40-F
                           ---------                          ----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                    Yes                                 No        X
                           ---------                          ---------

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS
                                   ----------




  Exhibit I..............."Novel Denim Holdings Limited Announces Preliminary
                           Results For Second Quarter Of Fiscal 2003"

  Exhibit II.............."Review of Operations - Second Quarter of Fiscal
                           Year 2003"

  Exhibit III............."Novel Denim Holdings Limited Announces Fiscal 2003
                           Second Quarter Results"

  Exhibit IV.............."Submission of Matters to a Vote of Security Holders"

                                                                       EXHIBIT I

Contact:   Andrew L. Fine
           Novel Denim Holdings Limited
           Investor Relations
           +1-212-953-1373

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

               NOVEL DENIM HOLDINGS LIMITED ANNOUNCES PRELIMINARY
                    RESULTS FOR SECOND QUARTER OF FISCAL 2003
                    -- Focused on improving gross margins --

HONG KONG, October 25, 2002 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today announced that, primarily as a result of less than forecasted improvements in garment production efficiencies, the Company expects to report a second quarter loss of $3.6 million to $4.0 million, or $0.40 and $0.45 per diluted share for the period ended September 30, 2002. The Company had previously expected to report break-even results for the period, before write-downs. For the second quarter ended September 30, 2001, the Company reported diluted earnings per share of $0.39. Sales for the second quarter ended September 30, 2002 are expected to be approximately $37.5 million compared to $39.8 million during the same period last year. EBITDA for the second quarter of fiscal 2003 is expected to be approximately $0.7 million compared to $7.1 million during the same period last year.

"We are disappointed with our financial performance during the second quarter, particularly as we had expected better production efficiencies from our garment division during the later part of the quarter," explained Mr. K.C. Chao, the Company's President and CEO. "Further challenging our recovery from the closure of the Madagascar operation and the labor dispute in Mauritius has been the apparel market's continued shift towards more sophisticated products and smaller production runs," continued Mr. Chao. "While we are responding to the changing market and seeing certain improvements, particularly in our piece-dyed fabric operation in China, our current garment pricing and production levels continue to adversely affect gross margins. We are keenly focused on improving these margins and are further evaluating our overall operations to improve garment production efficiencies, particularly labor and fabric usage," continued Mr. Chao.

The Company noted that it has opened its garment manufacturing facility in South Africa and is currently training its new employees with the expectation to begin producing garments for sale to the United States at the beginning of the fourth quarter.

The Company announced that, assuming current production levels, it expects to report diluted earnings per share of $0.03 to $0.07 in each of the third and fourth quarters of the current fiscal year.

The Company intends to report and hold a conference call to discuss earnings and the Company's financial outlook for the three and six months ended September 30, 2002 on November 4, 2002 after the market closes. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
---------------------------------------------------------------------------
1995. This press release contains forward-looking statements within the meaning ----- of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      # # #

                                                                      EXHIBIT II

REVIEW OF OPERATIONS - SECOND QUARTER OF FISCAL YEAR 2003

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Net sales decreased 5.6% to $37.5 million in second quarter 2003 from $39.8 million in second quarter 2002. Net sales in the garment division were $19.4 million (or 2.2 million pieces) in second quarter 2003 compared to $32.6 million (or 4.1 million pieces) in second quarter 2002, a decrease of 40.6%. Third party fabric revenues in the fabric division were $18.0 million comprised of fabric sales of $14.1 million (or 6.6 million meters) and $4.0 million of processing revenue in second quarter 2003 compared to $7.1 million (or 3.2 million meters) of only fabric sales in second quarter 2002, an increase of 153.3%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a fabric dyeing and printing plant in China in early October 2001.

Gross profit decreased 44.3% to $4.9 million in second quarter 2003 from $8.8 million in second quarter 2002. Gross profit as a percentage of net sales decreased to 13.0% in second quarter 2003 from 22.1% in second quarter 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garments production resulted from the labor dispute in late March 2002, together with the decreased in the average selling price of both garments and fabrics.

Other revenues decreased to $214,000 in second quarter 2003 compared to $258,000 in second quarter 2002. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and change in fair value of financial instruments.

Selling, general and administrative expenses as a percentage of net sales increased to 19.5% in second quarter 2003 compared to 11.2% in second quarter 2002. Selling, general and administrative expenses increased 64.7% to $7.3 million in second quarter 2003 from $4.4 million in second quarter 2002. The increases were mainly related to the increases air freight cost of $1.5 million related to the labor dispute in Mauritius and political disturbance in Madagascar, an exchange loss of $0.4 million in second quarter 2003 compared to a gain of $0.4 million in second quarter 2002 related to borrowings denominated in South African Rand and Mauritian Rupees, additional administration expenses associated with the dyeing and printing operation in China in third quarter 2002, together with the increase in selling and marketing expenses associated with the increase in sales.

Operating income decreased to a loss of $2.4 million in second quarter 2003 from a profit of $4.5 million in second quarter 2002. Operating income as a percentage of net sales decreased to (6.3%) in second quarter 2003 from 11.3% during the same period in 2002. This decrease was due to the decrease in gross profit margin as described above.

Interest expense, net in the second quarter 2003 increased 33.8% to $1.2 million from $861,000 in second quarter 2002, primarily due to the increase in working capital required to operate the Company's expanding operations and finance of the Company's investment of the China dyeing and printing mill. Interest expense, net as a percentage of net sales increased to 3.1% in second quarter 2003 from 2.2% in second quarter 2002.

Taxation in the second quarter 2003 is $106,000 compared to nil in second quarter 2002, which is the China income tax payable associated with the dyeing and printing operation in China in third quarter 2002.

Net income decreased to a loss of $3.6 million in second quarter 2003 from a profit of $3.6 million in second quarter 2002. This decrease was primarily attributable to operating loss as described above.

Basic earnings per share were a loss of ($0.40) for the second quarter 2003 (based on weighted average Ordinary Shares outstanding of 9,079,687 share) compared to $0.40 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,110,483 shares).

Diluted earnings per share were a loss of ($0.40) for the second quarter 2003 (based on weighted average Ordinary Shares outstanding of 9,113,394 share) compared to $0.39 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,254,134 shares)

Six Months Ended September 30, 2002 Compared to Six Months Ended September 30, 2001

Net sales increased 2.0% to $78.5 million in the first six months 2003 from $76.9 million in the first six months 2002. Net sales in the garment division were $43.9 million (or 5.7 million pieces) in the first six months 2003 compared to $62.6 million (or 7.7 million pieces) in the first six months 2002, a decrease of 29.9%. Third party fabric revenues in the fabric division were $34.4 million comprised of fabric sales of $27.4 million (or 13.6 million meters) and $7.0 million of processing revenue in the first six months 2003 compared to $14.2 million (or 6.10 million meters) of only fabric sales in the first six months 2002, an increase of 142.2%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of a dyeing and printing plant in China in early October 2001.

Gross profit decreased 49.1% to $8.9 million in the first six months 2003 from $17.5 million in the first six months of fiscal 2002. Gross profit as a percentage of net sales decreased to 11.3% in the first six months of fiscal 2003 from 22.7% in the first six months of fiscal 2002. This decrease in gross profit margin was primarily due to the decreased production efficiencies in garments production resulted from the labor dispute in late March 2002, together with the decreased in the average selling price of both garments and fabrics.

Other revenues decreased to $309,000 in the first six months of fiscal 2003 compared to $458,000 in the first six months of fiscal 2002. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and change in fair value of financial instruments.

Selling, general and administrative expenses as a percentage of net sales increased to 21.1% in the first six months of fiscal 2003 compared to 11.7% in the first six months of fiscal 2002. Selling, general and administrative expenses increased 83.0% to $16.5 million in the first six months of fiscal 2003 from $9.0 million in the first six months of fiscal 2002. The increases were mainly related to the increases air freight cost of $4.0 million related to the labor dispute in Mauritius and political disturbance in Madagascar, an exchange loss of $1.65 million in the first six months 2003 compared to a gain of $1.0 million in the first six months of fiscal 2002 related to borrowings denominated in South African Rand and Mauritian Rupees, additional administration expenses associated with the dying and printing operation in China in third quarter of fiscal 2002, together with the increase in selling and marketing expenses associated with the increase in sales.

Operating income decreased to a loss of $7.5 million in the first six months of fiscal 2003 from a profit of $8.8 million in the first six months of fiscal 2002. Operating income as a percentage of net sales decreased to (9.5%) in the first six months of fiscal 2003 from 11.4% during the same period in of fiscal 2002. This decrease was due to the decrease in gross profit margin as described above.

Interest expense, net in the first six months of fiscal 2003 increased 34.9% to $2.3 million from $1.7 million in the first six months of fiscal 2002, primarily due to the increase in working capital required to operate the Company's expanding operations and finance of the Company's investment of the China dyeing and printing mill. Interest expense, net as a percentage of net sales increased to 2.9% in the first six months of fiscal 2003 from 2.2% in the first six months of fiscal 2002.

Taxation in the first six months of fiscal 2003 is $106,000 compared to nil in the first six months of fiscal 2002, which is the China income tax payable associated with the dyeing and printing operation in China in third quarter of fiscal 2002.

Cumulative effect of accounting change amounting $308,000 in first six months of fiscal 2002 is the cumulative gain resulting from the adoption of on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributes $0.03 in both basic and diluted earnings per share in the first six months of fiscal 2002.

Net income decreased to a loss of $9.8 million in the first six months of fiscal 2003 from a profit of $7.3 million in the first six months of fiscal 2002. This decrease was primarily attributable to operating loss as described above.

Basic earnings per share before cumulative effect of accounting change were a loss ($1.08) for the first six months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,108,123 share) compared to $0.77 for the same period in of fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,093,553 shares).

Basic earnings per share after cumulative effect of accounting change were a loss of ($1.08) for the first six months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,108,123 share) compared to $0.81 for the same period in of fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,093,553 shares).

Diluted earnings per share before cumulative effect of accounting change were a loss of ($1.07) for the first six months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,165,608 share) compared to $0.76 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,254,689 shares).

Diluted earnings per share after cumulative effect of accounting change were a loss ($1.07) for the first six months of fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,165,608 share) compared to $0.79 for the same period in 2002 (based on weighted average Ordinary Shares outstanding of 9,254,689 shares).

                                                                     EXHIBIT III



Contact:   Andrew L. Fine
           Novel Denim Holdings Limited
           Investor Relations
           +1-212-953-1373

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

               NOVEL DENIM HOLDINGS LIMITED ANNOUNCES FISCAL 2003
                             SECOND QUARTER RESULTS
                    -- Focuses on Improving Gross Margins --
             -- Increases Share Repurchase Program by $5 million --


HONG KONG, November 4, 2002 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the second quarter and six months ended September 30, 2002 of its fiscal year ending March 31, 2003.

For the second quarter, net sales decreased by 5.6% to $37.5 million, compared to $39.8 million for the same quarter last year. Garment sales decreased by 40.6% to $19.4 million, compared to $32.6 million for the same period last year. This decline was partially offset by a 153% increase in third party fabric revenues to $18.0 million, compared to $7.1 million last year. Net loss for the quarter ended September 30, 2002 was $3.6 million, compared to net income of $3.6 million in the second quarter of last year. Diluted earnings per share for the quarter were $(0.40), compared to $0.39 last year.

"During the past quarter we concentrated on improving our garment production efficiencies following events earlier in the year, by reallocating resources and reassessing production plans with the expectation of improving profitability within our garment operations," noted Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim. "While garment production has not returned to expected levels, due partially to a shortfall in garment shipments during September, we believe we are on the path toward recovery," added Mr. Chao. "Our fabric division has been performing, and contributed positively to earnings during the quarter," added Mr. Chao. "We are particularly pleased with the results and trend of our fabric dyeing and printing operations in China, where we have been increasing direct sales and marketing efforts to customers in the U.S. and Asia."

Opening of South African Facility

As part of the Company's strategy to diversify its garment production and enhance the level of its vertical integration, the Company announced that it has recently opened a 120,000 square foot garment production facility in Cape Town, South Africa. This facility is adjacent to its fabric production facility. "We look forward to ramping up this new facility and expect it will produce over 200,000 pieces a month," noted Mr. Chao. "This additional capacity will allow us to increase our competitiveness and shorten shipping times to the U.S."

For the six months ended September 30, 2002, net sales increased 2.0% to $78.5 million, compared to $76.9 million for the same period last year. Net income decreased to a loss of $9.8 million, compared to a profit of $7.3 million in the same period last year. Diluted earnings per share were $(1.07), compared to $0.79 in the comparable six months last year.

Outlook

The Company's primary objective is to improve gross margins by focusing on productivity levels throughout its garment operations. As such, the Company doesn't expect to undertake significant capital expenditure projects in the near future. In the third and fourth quarters, the Company expects sales to be flat to slightly down from the quarter just ended and expects diluted earnings per share of between $0.03 and $0.07 in each of the third and fourth quarters of the current fiscal year. The Company plans to give guidance for its next fiscal year ended March 31, 2004 in February 2003.

Increased Share Repurchase Program

The Company further announced that the Board of Directors has authorized a $5 million increase to the Company's existing $5 million program instituted in June 2000. For the three months ended September 30, 2002, the Company repurchased a total of 52,571 Ordinary Shares for total considerations of approximately $0.3 million. Since September 30,2002, the Company has repurchased an additional 110,274 Ordinary Shares. The Company has repurchased approximately 633,145 Ordinary Shares for a total of $4.2 million since the plan was introduced. Following this increase, the Company will have $5.8 million available to repurchase Ordinary Shares. The shares may be purchased by the Company in the open market or in privately negotiated transactions from time to time, depending on market conditions, share price and other factors. The Company will fund the share repurchase program from short-term borrowing. The repurchases will be carried out over an unspecified period of time.

"Given the Company's plan to manage its existing operations for improved profitability and the limited capital expenditure planned, the Board believes that the Company's shares are a good investment," noted Mr. Chao.

The Company will be hosting a conference call today at 4:45 pm EST to discuss results for the second quarter ended September 30, 2002. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
----------------------------------------------------------------------------
1995. This press release contains forward-looking statements within the meaning ----- of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          Novel Denim Holdings Limited
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)


                                                   For the Three Months Ended              For the Six Months Ended
                                                          September 30,                          September 30,
                                                   --------------------------              ------------------------
                                                      2001             2002                   2001           2002
                                                   ----------       ---------              ----------     ---------
Net sales                                          $  39,765        $  37,519              $   76,920     $  78,480
Cost of goods sold                                    30,980           32,630                  59,473        69,597
                                                   ---------        ---------              ----------     ---------
Gross profit                                           8,785            4,889                  17,447         8,883
Other revenues                                          (258)            (214)                   (458)         (309)
Selling, general & administrative expenses             4,444            7,320                   9,034        16,530
Other expenses                                            93              129                      93           129
                                                   ---------        ---------              ----------     ---------
Operating income                                       4,506           (2,346)                  8,778        (7,467)
Interest expense, net                                    861            1,152                   1,685         2,272
                                                   ---------        ---------              ----------     ---------
Income before minority interest                        3,645           (3,498)                  7,093        (9,739)
Minority interest                                        (41)               2                     (78)           19
                                                   ---------        ---------              ----------     ---------

Income before taxation and cumulative effect
of accounting change                                   3,604           (3,496)                  7,015        (9,720)
Cumulative effect of accounting change                    --               --                     308            --
Tax                                                       --              106                      --           106
                                                   ---------        ---------              ----------     ---------
Net income                                         $   3,604        $  (3,602)             $    7,323     $  (9,826)
                                                   =========        =========              ==========     =========

Earnings per share
------------------
Before cumulative effect of accounting change
     Basic                                         $    0.40        $   (0.40)             $     0.77     $   (1.08)
     Diluted                                       $    0.39        $   (0.40)             $     0.76     $   (1.07)

After cumulative effect of accounting change
     Basic                                         $    0.40        $   (0.40)             $    0.81      $   (1.08)
     Diluted                                       $    0.39        $   (0.40)             $    0.79      $   (1.07)

Weighted average Ordinary Shares outstanding
     Basic                                             9,110            9,080                  9,094          9,108
     Diluted                                           9,254            9,113                  9,255          9,165

Other Information
-----------------
EBITDA                                             $   7,075        $     379              $  14,247      $  (1,782)


                          Novel Denim Holdings Limited
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)

                                                                                      (Audited)
                                                         September 30, 2001         March 31, 2002        September 30, 2002
                                                         ------------------         --------------        ------------------
ASSETS
Cash and cash equivalents                                    $   21,398               $   12,995              $    7,598
Accounts receivable                                              31,215                   28,343                  23,696
Inventories                                                      47,907                   50,886                  42,622
Other current assets                                              4,821                    7,232                   6,732
Fixed assets, net                                                78,899                   89,924                  89,081
                                                             ----------                ---------              ----------
      Total assets                                           $  184,240               $  189,380              $  169,729
                                                             ==========                =========              ==========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts                    $   40,000               $  52,532               $   40,285
Other current liabilities                                        20,164                  20,798                   24,787
Long-term debt                                                   14,189                  12,030                   11,859
Other liabilities                                                 8,079                   6,811                    6,129
                                                             ----------               ---------               ----------
      Total liabilities                                          82,432                  92,171                   83,060
Shareholders' equity                                            101,808                  97,209                   86,669
                                                             ----------               ---------               ----------
      Total liabilities & shareholders' equity               $  184,240               $ 189,380               $  169,729
                                                             ==========               =========               ==========

                                            # # #

                                                                   EXHIBIT IV

SUBMISSION OF MATERS TO A VOTE OF SECURITY HOLDERS

On November 4, 2002, the Company held its Annual Meeting of Shareholders at the Westin Palace, Plaza de las Cortes,7, Madrid Spain 28014. There were a total of 9,058,329 Ordinary Shares entitled to vote, in person or by proxy, at the meeting.

The following matters were voted upon and approved at the meeting:

(1) the election of two directors to the Board of Directors of the Company for a term to expire at the 2005 Annual Meeting of Shareholders; and

(2) a proposal to ratify the selection of PricewaterhouseCoopers as the Company's auditors for the fiscal year ending March 31, 2003.

With respect to the election of the directors, the following votes were cast:

    Nominee                             For              Withheld Authority
------------------                 --------------       ---------------------
    K.C. Chao                        8,370,332                   6,187
   Susana Chou                       8,370,332                   6,187


With respect to the ratification of PricewaterhouseCoopers as auditors, a total of 8,374,317 votes were cast in favor of the proposal, 1,572 votes were cast against and 630 votes abstained.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.


                                              Novel Denim Holdings Limited
                                           -------------------------------------
                                                      (Registrant)



Date:   November 7, 2002               By: /s/ K.C Chao
        ------------------                 -------------------------------------
                                                       K.C. Chao
                                           Chief Executive Officer and President